October 4, 2012

QMM: NYSE MKT
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-23-12

QUATERRA SELLS BUTTE VALLEY, NEVADA, COPPER PROSPECT
TO FREEPORT-MCMORAN MINERAL PROPERTIES INC.

Retains the right to acquire 30% working interest in project or a 2% NSR royalty

VANCOUVER, B.C. — Quaterra Resources Inc. today announced the sale of the Butte Valley porphyry copper prospect to Freeport-McMoRan Mineral Properties Inc. (FMMP). FMMP has paid Quaterra US$2 million, with a contingent acquisition bonus of US$1 million possible in the future if FMMP acquires certain additional designated properties in the area. Quaterra also retains the right, if and when FMMP completes a positive feasibility study, to elect to have either a 30% working interest in the project or a 2% NSR royalty.

“The Butte Valley sale is the first of what I hope will be several transactions to monetize the Company’s non-core assets,” says Quaterra’s President Tom Patton. “We have retained substantial upside in the event that FMMP makes a significant discovery.”

Mr Patton said the cash from the transaction will be used to continue work on the Company’s district-scale, 100%-owned Yerington copper project.

Butte Valley is a large, partially explored porphyry copper system located in eastern Nevada about 40 miles north of Ely in north-central White Pine County. The FMMP purchase includes 1,442 unpatented claims staked by Quaterra and assignment of its rights to an additional 41 claims held under lease from a prospecting syndicate.

Quaterra also announced a modification to FMMP’s earn-in requirement on its Southwest Tintic porphyry copper prospect in Juab County Utah. The time for FMMP to complete aggregate expenditures of US$3,250,000 and US$4,725,000 has been extended by one year to August 29, 2013, and August 29, 2014, respectively. As of August 15, 2012, FMMP has spent a total of US$3 million on the project.

Corporate update

Robert Gayton has resigned from the Board of Directors of Quaterra effective September 30. Mr. Gayton was appointed to the Board in 1997 and was Chairman of the Audit Committee. Anthony Walsh, currently a member of the Audit Committee will be replacing Mr. Gayton as Chairman of the Audit Committee. Todd Hilditch will be appointed to the Committee. Mr. Gayton’s position on the Board will not be replaced.

"We would like to thank Mr. Gayton for his untiring commitment and dedication in fulfilling his role as a director of Quaterra" says Quaterra President and CEO Tom Patton. "We are confident that Mr. Walsh will be a more than able replacement."

Gerald Prosalendis has also resigned as Vice President Corporate Development of the Company. He will continue working for the Company as consultant.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management